Exhibit 99.1

CLAUDE RESOURCES INC. ANNOUNCES ADDITIONS TO MANAGEMENT TEAM

Saskatoon, November 21, 2005 - Claude Resources Inc. is pleased to announce the addition of two experienced mining professionals to its executive team. Mr. Patrick Hannon has been appointed Vice-President, Exploration and Mr. Brian Groves has joined the Company as Vice-President, Corporate Development.

Mr. Hannon is a graduate of the Haileybury School of Mines, holds a B.Sc. degree in Geological Engineering from Queen’s University and an M.A.Sc. degree in Mining Engineering from Dalhousie University. Mr. Hannon is a Professional Engineer, a Director of the Saskatchewan Mining Association and a Fellow of the Canadian Institute of Mining and Metallurgy. Prior to joining Claude, Mr. Hannon was a Halifax based geological and mining engineering consultant for 17 years. Previously he spent 11 years with Esso working in mineral exploration, mine development and production.

Mr. Groves has worked in both the Australian and Canadian mining and exploration industries for more than 27 years. A graduate of the University of Sydney, Australia, Mr. Groves began his career in exploration as a geophysicist in Australia. Most of his professional career has been spent in Canada with AMAX Minerals, Noranda Exploration and Placer Dome Canada where he served in exploration and ultimately as Manager, Corporate Development. Mr. Groves was most recently President of Temex Resources Corp, a Toronto based junior exploration company. He currently serves on the board of two junior exploration companies and is a director of the Prospectors and Developers Association of Canada.

Neil McMillan, President and CEO of Claude Resources, stated that “Pat Hannon and Brian Groves are outstanding additions to our executive team and will play an important role in the successful implementation of the Company’s growth strategy.”

For further information, please contact:

Neil McMillan
President & Chief Executive Officer
(306) 668-7505

Renmark Financial Communications Inc.
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